EXHIBIT 99.1

POET Technologies Teams-up with SiLUX Technologies to Demonstrate its 400G Optical Engine during China International Optoelectronics Exhibition

TORONTO and SHENZHEN, China, Sept. 09, 2021 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today reported that it will conduct a live demonstration of a 400G optical engine to selected customers and business partners during the upcoming ICCSZ Conference on September 14 - 15 and concurrent with the China International Optoelectronics Exhibition (CIOE) in Shenzhen, China on September 16 – 18, 2021.

The 400G optical engine to be demonstrated is based upon POET's novel hybrid integration platform, which incorporates four Continuous Wave (CW) lasers that have been flip-chip bonded to the Optical Interposer. The 400G CWDM4 optical engine has monolithically integrated optical multiplexers, waveguides and coupling structures.  SiluxTek's Silicon Photonic Modulator PIC is being used to complete the 400G engine, providing high-speed modulation of light for data transmission.  The pre-alpha prototype will be demonstrated live to invited guests in ICCSZ forum and POET’s Shenzhen lab concurrent with the CIOE exhibitions.

POET’s Optical Interposer is designed with a proprietary optical interconnect layer deposited onto a standard 200mm (8 inch) silicon wafer. The optical interconnect layer contains embedded passive devices such as multiplexers, de-multiplexers, spot-size converters and waveguides that allow light to pass among the devices and into connected optical fibers. Active devices, such as lasers, modulators and detectors communicate electrically at high frequencies through the metal layers that are embedded within the silicon wafer. This unique, patented architecture allows devices of different types to be seamlessly integrated, both optically and electrically, onto a single chip. In subsequent versions of the 400G Optical Engine, SiluxTek’s Silicon Photonic modulator will be passively flip-chipped onto the optical interposer, providing a low cost, scalable, high performance 400G solution.

“We are very pleased to have teamed-up with SiluxTek for this important live demonstration, which represents a key milestone for each company,” said Vivek Rajgarhia, President & General Manager of POET Technologies. “Beyond proving the combined functions of 400G, we will conclusively demonstrate over the next few months the simplicity and versatility of POET’s Optical Interposer design, which allows leading edge chips, like the SiluxTek modulator PIC, to be rapidly integrated into our platform. In addition, the fully integrated optical engines designed by POET are fabricated and tested at wafer-scale, resulting in lower cost and the ability to rapidly scale production. This is a moment, I believe, that will catch the attention of leading module and systems companies based in China, both in and out of the datacom market space, in the potential uses for the POET Optical Interposer across a wide spectrum of photonics applications.”

Concurrently, POET Technologies will also be demonstrating its 100G CWDM Transmitter, its 200G CWDM Receiver and other novel remote light source designs. These demonstrations cumulatively provide a glimpse into POET’s product roadmap and capabilities.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA and Singapore. More information may be obtained at www.poet-technologies.com.

About Silux Technologies Co., Ltd.
Silux Technologies Co., Ltd. (SiluxTek) is a Chinese company located in Shanghai. SiluxTek is focusing on silicon-photonics-based technologies, providing a wide variety of PICs (photonic integrated circuits) for the optical communication market with data center, wireless and optical interconnects from 25Gbps to 800Gbps.   SiluxTek also offers optical engine solutions to customers with leading edge technologies both on chip’s electrical to optical (E/O) performance and ease of packaging. The solutions will enable customer to develop silicon photonics-based products quickly and easily improving time to market and component costs.   At SiluxTek, we are committed to consistently striving to helping our customers achieve high speed, high quality and cost-effective network solutions with innovative silicon photonics technologies. More information is available at www.siluxtek.com.

POET Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	POET Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

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